UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File No. 1-3381

A.                              Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Pep Boys Savings Plan— Puerto Rico

B.                          Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Pep Boys — Manny, Moe & Jack

3111 W. Allegheny Avenue
Philadelphia, PA 19132

Registrant’s telephone number, including area code (215) 430-9000

Notices and communications from the Securities and Exchange Commission relating to this Report should be forwarded to:

Bernard K. McElroy
Vice President — Finance & Treasurer
The Pep Boys — Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

THE PEP BOYS SAVINGS PLAN — Puerto Rico

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Administrative Committee of

The Pep Boys Savings Plan — Puerto Rico

We have audited the accompanying statements of net assets available for benefits of The Pep Boys Savings Plan — Puerto Rico (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, Line 4a — Schedule of Delinquent Participant Contributions and Schedule H, Line 4i — Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PARENTEBEARD, LLC
Philadelphia, Pennsylvania
June 24, 2013

THE PEP BOYS SAVINGS PLAN — PUERTO RICO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(dollar amounts in thousands)

	December 31, 2012	December 31, 2011
ASSETS
Investments at fair value	$3,131	$2,287

Receivables:
Participant contribution receivable	11	9
Notes receivable from participants	566	541
Total receivables	577	550

Total assets	3,708	3,377

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	3,708	3,377

Adjustment from fair value to contract value for fully benefit-responsive investment contracts in relation to the common /collective trust	(36)	(35)

NET ASSETS AVAILABLE FOR BENEFITS	$3,672	$3,342

See notes to financial statements.

THE PEP BOYS SAVINGS PLAN — PUERTO RICO

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31,

(dollar amounts in thousands)

	2012	2011
Investment income (loss):
Dividends and interest	$17	$13
Mutual fund rebate	4	3
Net appreciation (depreciation) of investments	204	(187)
Total investment income (loss)	225	(171)

Income on notes receivable:
Interest	24	21

Contributions:
Participants	273	244

Total additions	522	94

Deductions:
Benefits paid to participants	(188)	(354)
Administrative expense	(4)	(3)
Total deductions	(192)	(357)

NET INCREASE (DECREASE)	330	(263)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,342	3,605
End of year	$3,672	$3,342

See notes to financial statements.

THE PEP BOYS SAVINGS PLAN — PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE PLAN

The information in these notes regarding The Pep Boys Savings Plan — Puerto Rico (the “Plan”) is provided for general purposes only. Participants should refer to the plan document for a more complete description of the Plan provisions.

General

The Plan was established April 1, 1995. The Plan provides a vehicle for participating employees of Pep Boys — Manny, Moe & Jack of Puerto Rico, Inc. (the “Company”) to increase savings. The Company is a subsidiary of The Pep Boys — Manny, Moe & Jack (the “Parent”).  The Plan is a defined contribution plan structured to comply with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Participation and Eligibility

All employees of the Company who have attained the age of 21, are a bona fide resident of Puerto Rico and have completed one year of service as defined by the Plan may join the Plan any time on or after the start of the quarter, which immediately follows the employee’s anniversary date. These quarter dates are January 1, April 1, July 1, or October 1.

Contributions

Each year, participants may contribute up to 10% of pretax annual compensation, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may at any time elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan. Participants are not required to satisfy the eligibility requirements to complete a rollover.

The Company contributes the lesser of 50% of the first 6% of the participant’s pre-tax contributions or 3% of the participant’s compensation. To be eligible for a Company matching contribution, a participant must be employed on the last day of that plan year (December 31), or have terminated employment due to normal retirement, early retirement or disability prior to the last day of the plan year.

The Company’s matching contributions are invested in the same fund(s) and in the same proportion chosen by the participants for their contributions. For fiscal 2012 and 2011, the Company’s contributions were conditional upon the achievement of certain pre-established financial performance goals of the Parent. In both years, the Company did not achieve the pre-established financial goals and accordingly did not make a contribution.

Participant contributions to the Plan, up to a maximum of $13,000 during 2012 and $10,000 during 2011, are not subject to income tax until their withdrawal from the Plan. Additionally, participants are not subject to tax on the Company’s contributions to the Plan, appreciation in Plan assets or income earned thereon until withdrawn from the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s and Company’s contribution and an allocation of Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Payment of Benefits

Lump sum distributions from the Plan equal to the value of the participants’ vested interest may be made to a participant upon attaining the age of 59-1/2, death, total disability, financial hardship or termination of employment. Distributions and withdrawals are processed on a daily basis.

Vesting

Participants are fully vested at all times in their accounts.

Forfeited Accounts

In order to be eligible to receive a Company matching contribution for a given plan year, unless a participant terminates employment during the plan year as a result of disability or normal or early retirement, the participant must be employed by the Company on the last day of the plan year to which the matching contribution relates. Matching contributions are immediately fully vested.

For certain prior years, matching contributions were incorrectly credited to participant accounts each payroll period rather than as of the close of the plan year upon eligibility, which resulted in forfeitures for those participants who were not employed on the last day of the applicable plan year. Forfeited matching contributions remained in the Plan and were used to reduce future Company contributions. Under the Company’s current practice, no Company matching contributions are made prior to a participant’s eligibility to receive such matching contribution.

At December 31, 2012 and 2011, forfeited non-vested accounts totaled approximately $1,600 and $900, respectively.  As no employer match was paid in fiscal years 2012 and 2011, forfeitures were not used to reduce employer contributions in either year.

Notes Receivable from Participants

Participants, whose account value is $1,000 or more, may borrow up to 50% of their account balance subject to a minimum of $500 and a maximum of $50,000. The $50,000 maximum may be reduced if the participant has another loan within one year of the date that such participant takes out the loan. The maximum duration of a loan is five years unless the loan is used to purchase a primary residence. In such a case, the loan term is permitted for up to a 30 year duration. The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans. Interest rates at December 31, 2012, range from 4.25% to 9.25%. Participants may have up to two loans outstanding at any one time and can prepay loans in full at any time. Principal and interest is paid ratably through payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the investment contracts held in the common/collective trust as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Application of Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-04 “Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, (“ASU 2011-04”).  ASU 2011-04 expands disclosures about fair value measurement and requires common fair value measurement and disclosure requirements in accordance with U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 is effective for fiscal years and interim reporting periods beginning after December 15, 2011.  The adoption of ASU 2011-04 did not have a material impact on the financial statements but resulted in additional disclosures.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates and assumptions.

Risks and Uncertainties

The Plan provides for investment options in mutual funds, common/collective trusts and common stock of The Pep Boys — Manny, Moe & Jack. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable are recorded as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 7 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned and are not separately reflected. Therefore, management fees and operating expenses are reflected as a reduction of investment return on such investments.

3. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
(dollar amounts in thousands)	2012	2011
RVST Stable Capital Fund II	$1,168	$838
The Pep Boys Stock Fund	557	923
RVST Equity Index Fund II	369	284
Fidelity Freedom 2010 Fund	184	209

During 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	December 31,
(dollar amounts in thousands)	2012	2011
The Pep Boys Stock Fund	$45	$(189)
Common /Collective Trusts	69	28
Mutual Funds	90	(26)
	$204	$(187)

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of termination of the Plan, the interest of the participants or their beneficiaries will remain fully vested and not be subject to forfeiture in whole or in part and distributions shall be made to them in cash and/or stock as applicable.

5. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common/collective trusts managed by Wells Fargo & Co. (“Wells Fargo”). Wells Fargo serves as the recordkeeper of the Plan, and therefore, Plan transactions involving these investment securities qualify as party-in-interest transactions.  Oriental Bank is the trustee of the Plan and is compensated for trust services which qualify as party-in-interest transactions.  Additionally, loans to participants qualify as party-in-interest transactions.  All of these transactions are exempt from the prohibited transactions rules of ERISA.

The Plan offers participants Pep Boys common stock as an investment option. These transactions qualify as party-in-interest transactions, exempt from prohibited transaction rules of ERISA. The Plan held 56,701 and 83,909 shares of Pep Boys common stock in the stock fund with a current value of $557,000 and $923,000 as of December 31, 2012 and 2011, respectively.

The Company pays all costs associated with administering the Plan, except loan administration fees and certain investment-related fees.

Certain administrative functions of the Plan are performed by members of the The Pep Boys — Manny, Moe & Jack Benefit Committee (the “Committee”) who are employees of the Parent.  No such employee receives compensation from the Plan.

6. TAX STATUS

The Puerto Rico Department of Treasury has determined and informed the Company by a letter dated March 26, 1996 that the Plan was designed in accordance with the applicable sections of Section 401(a) of the Puerto Rico Internal Revenue Code of 1994 (the “1994 Code”). Accordingly, the Plan’s related trust was exempt from federal taxation under Section 1165(a) of the 1994 Code. On January 31, 2011, the 1994 Code was replaced by the Puerto Rico Internal Revenue Code of 2011 (2011 Code).  The Plan is currently in the process of obtaining a determination letter under the 2011 Code.  Although the Plan has been amended and the 1994 Code was replaced since receiving the determination letter, the Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the 2011 Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Department of Treasury. The Committee has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Committee believes that the Plan is no longer subject to income tax examinations for years prior to 2009.

7. FAIR VALUE MEASUREMENTS

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. There is a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect assumptions about the factors market participants would use in valuing the asset or liability based upon the best information available in the circumstances. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include quoted prices for similar assets or liabilities in active markets or identical or similar assets or liabilities in inactive markets. Level 3 inputs are unobservable inputs for the asset or liability and significant to fair value measurement. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following tables provide information by level for assets that are measured at fair value at December 31, 2012 and 2011:

	Fair Value at December 31,	Fair Value Measurements Using Inputs Considered as
(dollar amounts in thousands)	2012	Level 1	Level 2	Level 3
Mutual Funds:
Target funds	$587	$587	$—	$—
Index funds	284	284	—	—
Foreign fund	43	43	—	—
Bond fund	123	123
Common/Collective Trusts:
RVST Stable Capital Fund II	1,168	—	1,168	—
RVST Equity Index Fund II	369	—	369	—
The Pep Boys Stock Fund	557	—	557	—
Total	$3,131	$1,037	$2,094	$—

	Fair Value at December 31,	Fair Value Measurements Using Inputs Considered as
(dollar amounts in thousands)	2011	Level 1	Level 2	Level 3
Mutual Funds:
Target funds	$537	$537	$—	$—
Index funds	143	143	—	—
Foreign fund	44	44	—	—
Common/Collective Trusts:
RVST Stable Capital Fund II	839	—	839	—
RVST Equity Index Fund II	284	—	284	—
The Pep Boys Stock Fund	923	—	923	—
PIMCO Total Return Fund	57	—	57	—
Total	$2,827	$724	$2,103	$—

Generally, investments are valued based on information in financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisal by qualified persons, transactions and bona fide offers. The following is a description of the valuation methodologies used for the Plan assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds are valued using a market approach based on quoted market prices. These investments are classified within Level 1 of the fair value hierarchy and include:

•                  Target funds consisting of Fidelity Freedom Funds with successive target retirement dates that provide an age-based investment mix of stocks, bonds and short-term investments. The funds seek high total return until the target retirement dates and high income and capital appreciation thereafter.

•                  Index funds consisting primarily of the Columbia Small Cap Index Fund K whose investment goal is a total return before fees and expenses that corresponds to the total return of the Standard & Poor’s SmallCap 600 index.

•                  Bond fund consisting of the PIMCO Total Return Institutional Fund which seeks to maximize total return, consistent with preservation of capital by investing in intermediate-term, investment grade bonds.  This fund was accounted for as a Level 2 investment in plan year 2011 as it was valued based upon the fair value of the underlying assets derived principally from or corroborated by observable market data by correlation or other means.  During the 2012 plan year the unitized pooled account was exchanged for the traded class of shares of the PIMCO Total Return Institutional Fund and is now considered a Level 1 investment with a readily determinable market value.

•                  Foreign fund consisting of the Templeton Foreign Fund (Class A) whose investment goal is long-term capital growth by investing at least 80% of its net assets in foreign securities.

Common/Collective Trusts are valued based upon the unit values of such collective trust funds held by the Plan at year end.  Unit values are based on the fair value of the underlying assets of the fund derived from inputs principally from or corroborated by observable market data by correlation or other means. These investments are classified within Level 2 of the fair value hierarchy and include:

•                  The RVST Stable Capital Fund II and the RVST Equity Index Fund II. The investment goal of the RVST Stable Capital Fund II is to preserve principal and interest while maximizing current income by investing in fixed income securities and bonds. The investment goal of the RVST Equity Index Fund II is to achieve a rate of return as close as possible to the return of the S&P 500 Index by investing primarily in some or all of the securities upon which the index is based. The trusts are valued at net asset value per share and have no unfunded commitments or significant redemption restrictions.

•                  The RVST Equity Index Fund II was renamed the Columbia Trust Large Cap Index Fund C, effective January 2, 2013.

The Pep Boys Stock Fund is valued based upon the fair value of the underlying assets derived principally from or corroborated by observable market data by correlation or other means. This investment is classified within Level 2 of the fair value hierarchy and includes:

•                  The Pep Boys Stock Fund which is invested in the Pep Boys — Manny, Moe & Jack common stock and the Wells Fargo Advantage Heritage Money Market. This fund gives the participant the opportunity to acquire an ownership interest in Pep Boys — Manny, Moe & Jack. The value of the amounts invested in this fund depends on the price of the stock at any given time.

The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8. DELINQUENT PARTICIPANT CONTRIBUTIONS

Defined contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the employer’s general assets. During the Plan year ended December 31, 2012, employee contributions (including loan repayments) of $20,980 from their July 27, 2012 payroll deductions were submitted two days after they were segregated from the employer’s general assets.  The employer corrected this error in accordance with the IRS’ Employee Compliance Resolution System (EPCRS)/Self Correction Program (SCP) and remitted the resulting lost earnings of $7 to the Plan.

9. RECONCILIATION TO THE FORM 5500

Certain items in the Plan’s financial statements are treated differently for tax purposes and reporting under the Plan’s Annual Return/Report of Employee Benefit Plan (“Form 5500”). The following differences exist between financial and tax reporting at December 31, 2012 and December 31, 2011:

(dollar amounts in thousands)	Form 5500	Statements of Changes in Net Assets Available for Benefits	Differences
Year ended December 31, 2012
Income	$520	$522	$2	(a)
Expense	$201	$192	$9	(b)

At December 31, 2012
Net Assets	$3,651	$3,672	$21	(a) (c)

At December 31, 2011
Net Assets	$3,332	$3,342	$10	(a)

(dollar amounts in thousands)	Form 5500	Statements of Changes in Net Assets Available for Benefits	Differences
Year ended December 31, 2011
Income	$86	$94	$8	(a)
Expense	$357	$357	$—

At December 31, 2011
Net Assets	$3,332	$3,342	$10	(a)

At December 31, 2010
Net Assets	$3,603	$3,605	$2	(a)

Notes for differences

(a)         contributions receivable.

(b)         corrective distributions.

(c)          deemed distributions.

THE PEP BOYS SAVINGS PLAN — PUERTO RICO

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year Ended December 31, 2012

EIN #51-0363784

Plan #001

	Participant Contributions Transferred Late to the Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary
	Check Here If Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
2012	X		$20,980

THE PEP BOYS SAVINGS PLAN — PUERTO RICO

FORM 5500, SCHEDULE H, PART IV

LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN # 51-0363784, Plan #001

DECEMBER 31, 2012

Identity of Issue		Description	Current Value
*	RVST Stable Capital Fund II	Common / Collective Trust	$1,168,387
*	RVST Equity Index Fund II	Common / Collective Trust	369,411
*	The Pep Boys Stock Fund	Stock Fund	557,373
	PIMCO Total Return Fund (Institutional Shares)	Mutual Fund	123,139
	Fidelity Freedom 2010 Fund	Mutual Fund	183,599
	Fidelity Freedom 2020 Fund	Mutual Fund	135,639
	Fidelity Freedom 2030 Fund	Mutual Fund	173,755
	Fidelity Freedom 2035 Fund	Mutual Fund	165
	Fidelity Freedom 2040 Fund	Mutual Fund	91,880
	Fidelity Freedom 2050 Fund	Mutual Fund	1,447
	Fidelity Freedom Income Fund	Mutual Fund	8,994
	Mainstay Large Cap Growth I	Mutual Fund	46,365
	Columbia Small Cap Index Fund K	Mutual Fund	172,011
	T Rowe Price Equity Income Fund	Mutual Fund	17,718
	Templeton Foreign Fund (Class A)	Mutual Fund	43,191
	William Blair Small Cap Value I	Mutual Fund	13,603
	Goldman Sachs Growth Opportunity I	Mutual Fund	6,638
	Goldman Sachs Mid-Cap Value Fund I	Mutual Fund	3,542
	Turner Small Cap Growth I	Mutual Fund	7,710
	Vanguard Mid-Cap Index Fund (Signal)	Mutual Fund	308
	MFS Inst International Equity Fund	Mutual Fund	6,393
*	Notes receivable from participants	Interest rates of 4.25% to 9.25%, maturing from 2013-2022	566,015
			$3,697,283

Participant directed investments; cost not required to be reported.

*                 Indicates party-in-interest to the plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

THE PEP BOYS SAVINGS PLAN - PUERTO RICO

DATE: June 24, 2013	BY:	/s/ BERNARD K. MCELROY
Bernard K. McElroy
Chairman—Administrative Committee

EXHIBITS INDEX

(23.1)**                          Consent of Independent Registered Public Accounting Firm

**          Filed herewith